1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 10, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC April 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – May 10, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for April 2017: On a consolidated basis, revenues for April 2017 were approximately NT$56.87 billion, a decrease of 33.8 percent from March 2017 and a decrease of 14.9 percent from April 2016. Revenues for January through April 2017 totaled NT$290.79 billion, an increase of 7.6 percent compared to the same period in 2016.

TSMC April Revenue Report (Consolidated):

(Unit:NT$ million)
Period	April 2017	March 2017	M-o-M Increase (Decrease) %	April 2016	Y-o-Y Increase (Decrease) %	January to April 2017	January to April 2016	Y-o-Y Increase (Decrease) %

Net Revenues	56,872	85,875	(33.8)	66,843	(14.9)	290,786	270,339	7.6

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016

Apr.	Net sales	56,871,933	66,843,310
Jan. - Apr.	Net sales	290,786,333	270,338,671

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end

TSMC China*	42,552,212	5,467,500
TSMC Global**	250,083,022	—

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC, a parent company of TSMC Global.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	363,878,341	37,204,812

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward	Swap

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	32,317,408	4,807,250
	Mark to Market Profit/Loss	(284,869)	51,088
	Unrealized Profit/Loss	(362,522)	40,111
Expired Contracts	Notional Amount	106,460,680	21,818,981
	Realized Profit/Loss	424,847	7,899
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	9,588,688
	Mark to Market Profit/Loss	(11,039)
	Unrealized Profit/Loss	10,857
Expired Contracts	Notional Amount	31,814,427
	Realized Profit/Loss	105,719
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	272,676
	Mark to Market Profit/Loss	1,407
	Unrealized Profit/Loss	5,953
Expired Contracts	Notional Amount	1,261,363
	Realized Profit/Loss	16,199
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	196,517	5,409,935
	Mark to Market Profit/Loss	(210)	44,340
	Unrealized Profit/Loss	(217)	33,720
Expired Contracts	Notional Amount	937,035	9,699,940
	Realized Profit/Loss	1,446	30,343
Equity price linked product (Y/N)		N	N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	653,496
	Mark to Market Profit/Loss	803
	Unrealized Profit/Loss	803
Expired Contracts	Notional Amount	—
	Realized Profit/Loss	—
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(51,620)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	2,401,452
	Mark to Market Profit/Loss	2,971,802
	Unrealized Profit/Loss	(22,546)
Expired Contracts	Notional Amount	2,893,207
	Realized Profit/Loss	(7,660)
Equity price linked product (Y/N)		N